SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Artelo Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04301G201
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04301G201

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

CUSIP No. 04301G201

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24% (See Item 4)*
12	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 04301G201

1	NAMES OF REPORTING PERSONS Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.24% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

CUSIP No. 04301G201

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on October 19, 2020 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of Artelo Biosciences, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 4 and Item 5 in its entirety as set forth below.

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 42,301,013 shares issued and outstanding as of January 10, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 30, 2021, filed by the Issuer with the SEC on January 12, 2022, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”).

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held Reported Warrants to purchase 100,000 shares of Common Stock. Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

CUSIP No. 04301G201

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04301G201

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page